Robert J. Olivieri

Partner

Direct Dial: 716.848.1244

Direct Facsimile: 716.819.4655

rolivier@hodgsonruss.com

July 11, 2013

VIA EDGAR CORRESPONDENCE

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Divisions of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:          MOD-PAC Corp.

Schedule 13E-3 filed May 14, 2013 by MOD-PAC Corp.,

Rosalia Capital LLC, Mandan Acquisition Corp., Kevin T. Keane,

Daniel G. Keane and LeCaron Enterprises Corp.

File No. 005-78992

Re:          Preliminary Proxy Statement on Schedule 14A

Filed May 14, 2013

File No. 000-50063

Dear Mr. Duchovny:

On behalf of MOD-PAC Corp. (the “Company”) and, with respect to the Schedule 13E-3, the other filing persons, set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated June 5, 2013 with respect to the above referenced Schedule 13E-3 filed on May 14, 2013 (the “Schedule 13E-3”) and Preliminary Schedule 14A filed on May 14, 2013 (the “Preliminary Proxy Statement”).

For your convenience we are sending under separate cover copies of the revised preliminary proxy statement (the “Revised Preliminary Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”), each of which has been marked to show changes against the initial filing, that are being filed with the Commission today.

For your convenience, we have restated your comments below, followed in each case by our responses. Capitalized terms used, but not defined, herein have the meanings assigned to such terms in the Revised Preliminary Proxy Statement.

Daniel F. Duchovny

Special Counsel

July 11, 2013

Schedule 13E-3

Introduction, page 2

1.	In the last paragraph on page 2 you include two separate disclaimers for your own disclosure. Disclaiming a person’s own disclosure is inappropriate. Please remove this disclaimer.

Response:

The Company has revised the 13E-3 to remove the last paragraph on page 2.

2.	Please include the substance of the disclosure responsive to Items 2, 3 and 11 in the proxy statement to be delivered to security holders.

Response:

The Company has revised the preliminary proxy statement on pages 12, 73 and 77 to include disclosures responsive to those matters required by Items 2, 3 and 11of Schedule 13E-3 that were not previously included.

Preliminary Proxy Statement on Schedule 14A

Cover Letter

3.

We note your disclosure here and elsewhere in the front part of the proxy statement that the board of directors determined that the proposed merger agreement and the related transactions are fair to and in the best interests of the Company and its shareholders, other than Mr. Keane, Mr. Keane and the other Family Shareholders and their respective affiliates. Elsewhere in the proxy statement you disclose that certain filing persons reached the same determination with respect to unaffiliated security holders, as defined in Rule 13E-3. Please revise here and throughout the filing to consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A. Note that the staff views officers and directors of the issuer as affiliates of that issuer.

Response:

The Company has revised the cover letter and the preliminary proxy statement throughout to reflect that the special committee and the board of directors (other than Messrs. Kevin T. Keane and Daniel G. Keane) determined that the proposed merger agreement and the related transactions are fair to and in the best interests of the Company and its unaffiliated shareholders, within the meaning of Rule 13E-3.

Daniel F. Duchovny

Special Counsel

July 11, 2013

Questions and Answer, page 11

4.	Please consolidate this section and the Summary Term Sheet to avoid duplication and highlight the most material terms of the proposed transaction.

Response:

The Company has edited the section of the preliminary proxy entitled Summary Term Sheet, beginning on page 1, to highlight the most material terms of the proposed transaction.

The section of the preliminary proxy entitled Questions and Answers about the Special Meeting and the Merger, beginning on page 9, has been amended to eliminate provisions which were duplicative of the disclosures in the section entitled Summary Term Sheet.

Special Factors

Background of the Merger, page 15

5.	We note the reference, on page 17, to the Daroth Valuation Analysis. Please summarize the report and provide all of the disclosure required by Item 1015(b) of Regulation M-A with respect to Daroth.

Response:

We note that the Daroth Valuation Analysis (which was prepared by the financial advisor to Daniel G. Keane and not the Special Committee) was preliminary and subject to change as it did not take into account, when it was discussed with the Special Committee on January 2, 2013, the Company's performance for the fourth quarter 2012.

Revisions have been made in response to this comment. See page 15.

6.

Refer to the first entry for each January 4 and 14, 2013 on page 18. Please tell us whether Western Reserve produced any reports as described in Item 1015 of Regulation M-A. If so, please provide the summary of such report as required by Item 1015(b)(6) of Regulation M-A.

Response:

Western Reserve did not produce any reports as described in Item 1015 of Regulation M-A for the January 4 or January 14, 2013 meetings.

Reasons for the Merger, page 24

7.

We note that the special committee considered the Western Reserve analyses and conclusions. We also note that the board adopted the special committee’s analysis. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the special committee adopted Western Reserve analyses and conclusions as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014(b) of regulation M-A.

Daniel F. Duchovny

Special Counsel

July 11, 2013

Response:

The Company has amended the proxy statement on page 21 to disclose that the Special Committee expressly adopted the analysis of Western Reserve as its own.

8.

To the extent the special committee and the board adopted Western Reserve’s analysis as their own, please address how any filing person relying on the Western Reserve opinion was able to reach the fairness determination as to unaffiliated stockholders given that the opinion addresses fairness with respect to the Public Shareholders, defined on page 3 to mean all shareholders other than the Family shareholders and their respective affiliates, rather than all unaffiliated stockholders.

Response:

The Public Shareholders (shareholders of the Company other than Messrs. Kevin T. Keane and Daniel G. Keane, certain of their family members and related entities and trusts for the benefit of their respective family members, and their respective affiliates and associates) comprise a larger group of which the unaffiliated shareholders are a subset. If the agreement and the related transactions are fair to the larger group, it logically follows that they are fair to the subset.

9.

Refer to the fifth bullet point on page 25. Please explain what about the company’s “business, assets, financial condition and results of operations, its competitive position…” the special committee found supportive of its fairness determination.

Response:

The reference to “business, assets, financial condition and results of operations, its competitive position…” has been deleted from the bullet point. See page 22.

10.

You do not appear to provide a discussion of whether the consideration offered to unaffiliated stockholders constitutes fair value in relation to net book value, going concern value, and liquidation value. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination. The factors should be discussed in reasonable detail, or the filing person should explain in detail why such factors were not deemed material or relevant. Please refer to questions 20 and 21 of SEC Release No. 34-17719 (April 13, 1981) and revise.

Daniel F. Duchovny

Special Counsel

July 11, 2013

Response:

The net book value analysis is set forth in the section entitled Opinion of the Special Committee’s Financial Advisor – Net Book Value Analysis beginning on page 29.

The disclosure has been modified beginning on page 32 to include a discussion of why the going concern value and liquidation value were not deemed material or relevant.

Opinion of the Special Committee’s Financial Advisor, page 29

11.

Please disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose: (i) transactions and premiums paid in the transactions used in the Premiums Paid analysis, (ii) the enterprise values and LTM EBITDA for each comparable company that is the basis for the multiples disclosed on page 32 with respect to the Reference Public Company analysis, (iii) the enterprise value and LTM EBITDA from each transaction that resulted in the multiples disclosed on page 33 with respect to the Reference M&A Transactions analysis, and (iv) the company’s forecasts that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those forecasts).

Response:

The disclosures under the section entitled Opinion of the Special Committee’s Financial Advisor have been amended to disclose the data underlying the various analyses. See Opinion of the Special Committee’s Financial Advisor-Premiums Paid Analysis, page 29; - Reference Public Companies Analysis, page 29; - Reference M&A Transactions Analysis, page 30.-Discounted Cash Flow Analysis, page 31.

12.

We note that the Western Reserve presentation filed as an exhibit to the Schedule 13E-3 does not include the disclosure identified in our comment above. If so, please disclose this and disclose whether Western Reserve provided such information orally to the special committee. If it did not, revise your section captioned “Reasons for the Merger…” (page 24) to explain how the special committee evaluated Western Reserve’s analyses and opinion without such information and how it was able to nonetheless reach the fairness determination stated. Also in the event that Western Reserve did not provide this information and the special committee did not ask for it, address the basis for stating, on page 27, that the members of the special committee were “adequately” compensated.

Daniel F. Duchovny

Special Counsel

July 11, 2013

Response:

The second bullet point describing the positive factors relating to the Merger Agreement, the Merger and the other transactions contemplated thereby which the Special Committee believed supported its decision on page 22 has been amended to disclose that the data and analysis was orally provided by Western Reserve.

In addition, the Company has revised the proxy statement on page 24 to delete the reference that the members of the special committee were “adequately” compensated.

13.

Revise your disclosure here and on page 24 to explain how Western Reserve was able to support its fairness opinion and the special committee reach its fairness determination given that the Premiums Paid analysis, the Reference Public Companies analysis and the Reference M&A Transactions analysis appear to have included companies and transactions that are [not] comparable to the company. Did Western Reserve discard or discount the effect of any such non-comparable company/transaction in making its final valuation range in any of the referenced analyses?

Response:

The Company has revised the proxy statement on pages 29 through 31 to discuss how Western Reserve was able to support its fairness opinion based on its analysis of publicly available information for certain selected companies and transactions and how the Special Committee was able to reach its fairness determination based on such analyses of Western Reserve. Because of differences between the Company and these reference companies and transactions that Western Reserve deemed significant to its analyses, it applied discounts in the Reference Public Companies analysis and in the Reference M&A Transactions, which are described on pages 30 and 31.

Discounted Cash Flow Analysis, page 33

14.	Please disclose the basis upon which Western Reserve decided to use a WACC range of 10%-12% and an exit multiple range of 4x to 4.5x.

Response:

The Company has revised the proxy statement on page 32 to disclose why Western Reserve decided to use a WACC range of 10%-12% and an exit multiple range of 4x to 4.5x.

Leveraged Buyout Analysis, page 33

15.	Please revise this section to show how Western Reserve performed this analysis.

Daniel F. Duchovny

Special Counsel

July 11, 2013

Response:

The Company has revised the section entitled Leveraged Buyout Analysis beginning on page 32 to disclose how the leveraged buyout analysis was performed.

Miscellaneous, page 34

16.	Quantify the fee paid to Western Reserve. See Item 1015(b)(4) of Regulation M-A.

Response:

The fee paid to Western Reserve for its opinion has been disclosed on page 32.

Purposes and Reasons of Family Corp., Parent, merger Sub and the Family Shareholders for the Merger, page 34

17.

You refer in the first sentence to a “possible interpretation of the SEC rules governing “going private’ transactions” and to how the parties named in the section caption “may be deemed” to be an affiliate of the company. Both references are inappropriate. Please revise here and on pages 35 and 39.

Response:

The Company has revised the disclosure and deleted the language on pages 33, 34 and 38.

Certain Effects of the Merger, page 39

18.	Provide the disclosure required by instruction 3 to Item 1013 of Regulation M-A.

Response:

The Company has amended the proxy statement on page 39 to show the interests of Messrs. Kevin T. Keane and Daniel G. Keane and the other Family Shareholders and the Public Shareholders, respectively, in net earnings and net book value of the Company immediately preceding and immediately following the merger.

Interests of the Company’s Directors and Executive Officers in the Merger, page 44

19.

Please quantify and disclose in tabular format the cash amounts to be received by each director and executive officer as a result of the merger, including the number and value of any shares, vested and unvested options and warrants that they hold.

Daniel F. Duchovny

Special Counsel

July 11, 2013

Response:

The Company has amended the proxy statement to include a table setting for the cash amounts to be received by the officers and directors as a result of the merger on page 45.

Selected Financial Information, page 73

20.	Please disclose the ratio of earnings to fixed charges as required by Item 1010(c)(4) of Regulation M-A.

Response:

The Company has added a disclosure of the ratio of earnings to fixed charges on page 74.

Where You Can Find More Information, page 79

21.

You state in the fourth paragraph of this section that you are incorporating documents by reference filed “after the date of this proxy and before the date of the Special Meeting.” Exchange Act Rule 13E-3 and Schedule 13E-3 do not permit general “forward incorporation” of documents to be filed in the future. Please revise this disclosure and amend your document to specifically list any such filings.

Response:

The Company has revised the proxy statement to clarify that documents to be filed in the future are not incorporated by reference into Schedule 13E-3.

Forms of Proxy Card

22.	Please revise the forms of proxy to clearly identify each as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Response:

The Company has revised the first page of both proxy cards clearly marking that they are preliminary.

In addition, each filing person in respect of the above-referenced filings acknowledged that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the Preliminary Schedule 14A;

●	The Company and the other filing persons are responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3;

Daniel F. Duchovny

Special Counsel

July 11, 2013

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	The filings persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions concerning this letter, please call the undersigned at (716) 848-1244.

Very truly yours,

s/Robert J. Olivieri

Robert J. Olivieri

RJO/mah

Enclosures

cc: Anthony Mancinelli, Esq.

      Peter Jonathan Halasz, Esq.

      David B. Lupp